Exhibit 99.4

[SEMCO ENERGY LOGO]

William L. Johnson
Chairman of the Board
President
Chief Executive Officer

May 7, 1998

John E. Schneider
Suite 10
5001 Birch Street
Newport Beach, CA 92660

Dear John:

This letter is to confirm our recent conversations regarding your employment with SEMCO Energy, Inc.

As per our conversations, I am offering you the position of Senior Vice President, SEMCO Energy Ventures. I anticipate your start date at June 1, 1998.

In your new position your major leadership responsibilities involve development of strong lines of business in natural gas construction, engineering and propane operations. As we discussed, if a certain large propane acquisition should occur shortly, then propane operations will report directly to me. Propane would then be replaced by development of a substantial HVAC business as part of Energy Ventures.

Please note you will also supervise certain small SEMCO investments in gas storage, pipeline operations and gas production. I anticipate that you will review, examine and determine the long term strategy regarding these investments.

Your salary will be $150,000 per year. In addition, I have agreed to a stock option grant of 7,000 shares as you begin your new assignment. Your short-term bonus opportunity will be based on a full calendar year as if you had joined SEMCO on January 1, 1998.

You will be eligible for a vehicle allowance. You will also participate in our Supplemental Executive Retirement Plan. Under the plan you will be eligible to receive fifty percent of base salary at age 65 for fifteen years certain.

Other standard benefits will be provided. These include medical and dental benefits, life insurance, disability and accidental death coverage and other benefits consistent with a company of our size.

405 Water Street, P.O. Box 5026 / Port Huron, Michigan 48061-5026 / Phone (810) 989-4100 / Fax (810) 989-4099

May 7, 1998

Initially, I will provide you with a change of control agreement. Employment agreements may be provided in the future.

We will assist you with your relocation to Michigan. Please feel free to discuss matters related to moving expenses with Mr. Barrett Hatches, Vice President of Human Resources.

Finally, as per our discussion, I will provide a $50,000 signing bonus for you to accept the position and move to Michigan. This is a one-time bonus and will not be part of your annual compensation in future years.

I believe this represents our agreement relative to your employment with SEMCO. If so, please sign both letters and send one back to me at your convenience.

I look forward to an exciting future at SEMCO Energy. I know that you will become a key player in the development of our company in the years ahead.

Please call if you have questions or concerns.

Sincerely,

/s/William L. Johnson
William L. Johnson
Chairman, President & CEO

__________________________
John E. Schneider
Signed __________________, 1998